130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5

News Release – August 16, 2010	TSX: PDL
10-21-NAP	NYSE Amex: PAL

North American Palladium Releases Positive Scoping Study
on the Offset Zone

LDI to become a Long Life, Low Cost Producer

All figures are in Canadian dollars except where noted.

Toronto, Ontario – North American Palladium Ltd. (“NAP” or “the Company”) (TSX:PDL) (NYSE Amex:PAL) is pleased to announce positive results from the Preliminary Economic Assessment (the “Scoping Study”) on its Offset Zone located at the Lac des Iles (“LDI”) mine north of Thunder Bay, Ontario.

The Scoping Study was completed by P&E Mining Consultants Inc. (“P&E”) and Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), with input from other consulting firms, including Nordmin Engineering Ltd. and Xstrata Processing Support (“XPS”).

“The Scoping Study shows that the Offset Zone project is financially robust and will enable continuation and expansion of LDI’s production, while benefitting from lower production costs,” said William J. Biggar, NAP’s President and CEO.  “Commercial production from the shaft is targeted for the third quarter of 2012, with production in excess of 250,000 ounces per year and life of mine cash costs of US$132 per ounce. The development of the Offset Zone is expected to transform LDI into a long life, low cost mine, thereby creating significant value for our shareholders.”

“With LDI running smoothly and $150 million in cash and no long-term debt, we are financially well positioned to fund the pre-production capital expenditures of $204 million for the Offset Zone,” added Mr. Biggar.  “With over 17 years of operating experience at LDI, and with fully permitted, under-utilized facilities in place, the execution risk for developing the Offset Zone is considerably less than a greenfield project.  While ramping up to commercial production, the Scoping Study forecasts production of nearly 80,000 ounces from the top of the Offset Zone in 2011, which combined with 140,000 ounces from the Roby Zone, gives NAP the potential to produce more than 200,000 ounces of palladium next year.”

The Board of Directors of NAP has approved proceeding with the development of the Offset Zone, and an additional $35 million in capital expenditures has been allocated for the remainder of 2010 to advance the project.

Scoping Study Highlights

Highlights of the Scoping Study are shown in the table below (base case assuming palladium price of US$450/oz):

Mineral Resource Estimate	8.6 Mt Indicated Resources grading: 6.29 g/t Pd, 0.419 g/t Pt, 0.395 g/t Au, 0.110% Cu, 0.136% Ni 3.3 Mt Inferred Resources grading: 5.70 g/t Pd, 0.352 g/t Pt, 0.233 g/t Au, 0.074% Cu, 0.095% Ni
Potentially Mineable Resource (after mining dilution & recovery)·	8.5 Mt Indicated Resources grading: 6.00 g/t Pd, 0.40 g/t Pt, 0.38 g/t Au, 0.105% Cu, 0.132% Ni 2.8 Mt Inferred Resources grading: 5.23g/t Pd, 0.33g/t Pt, 0.23 g/t Au, 0.073% Cu, 0.094% Ni
Mining Dilution	10% (@ 3.0 g/t Pd)
Mining Recovery	90%
Processing Recovery (Pd)	82%
Palladium Produced	1.6 million ounces
Platinum Produced	97,000 ounces
Gold Produced	85,000 ounces
Nickel Produced	8.5 million pounds
Copper Produced	17.3 million pounds
Pre-Production Capital Expenditures	$204.1 million
Development Capital Expenditures Sustaining Capital Expenditures	$71.9 million $7.9 million
Mine Site Operating Costs: Mining Cost ($/t)	$25.53
Processing Cost ($/t)	$12.41
General & Administration Cost ($/t)	$ 3.33
Contingencies ($/t)	$ 2.00
Total Operating Cost ($/t)	$43.27
LOM Cash Cost (per ounce of Pd)	US$132
IRR (pre-tax) IRR (post-tax)	16.7% 16.0%
LOM	8 years
Undiscounted Cash flow (pre-tax) NPV (5%) (pre-tax)	$256 million $138 million
Payback Period	46 months

Project Update

In March 2010, NAP announced that it was starting an exploration ramp from the bottom of the Roby Zone to provide an exploration platform to define the upper levels of the Offset Zone and to upgrade resource categories on the lower levels. The same exploration ramp will also establish a platform to raisebore the Offset Zone shaft to surface.

The exploration ramp will access the shaft on the 4,815 level from which the upper 690 metres of the 1,300-metre shaft will be raisebored. In April 2010, a geotechnical pilot hole was drilled next to the production shaft location. The rock mechanics study concluded that the ground conditions are such that the upper portion may be bored full diameter. The raiseboring is scheduled to start in November 2010, while shaft construction is planned to commence in the third quarter of 2011.

North American Palladium – News Release
August 16, 2010: North American Palladium Releases Positive Scoping Study on the Offset Zone

Detailed engineering of the surface hoisting plant, production shaft, and underground crushing and conveying was initiated in May 2010 and is scheduled to be completed in December 2010. Construction of the hoisting plant is scheduled to start in the fall of 2010, concurrent with the shaft boring activities.

A 12-foot service cage hoist and 15-foot production hoist were recently purchased. The service hoist is scheduled to be commissioned in the second quarter of 2011, while the production hoist is scheduled to be commissioned in the fourth quarter of 2011.

The following next steps are required to advance the development of the Offset Zone to commercial production from the shaft, targeted for the third quarter of 2012:

•	Construction of the hoisting plant;
•	Raiseboring and furnishing the upper 690 metres of the production shaft;
•	Raiseboring the main exhaust ventilation raise from the 4,850 level;
•	Developing the ramp and levels down to the 4,550 level;
•	Developing the 4,550 level haulage and sill drifts; and
•	Definition drilling totaling 69,500 metres.

Mineral Resources

On May 27, 2010, NAP published an updated estimate of the Offset Zone mineral resources prepared by Scott Wilson RPA, which included all drilling and results of the 2009 drill program of 86 drill holes totaling 41,600 metres (but none of the 2010 drill data).  The following table presents the undiluted resources:

Estimated Mineral Resources - Offset Zone, LDI Mine
Category	Tonnes (Millions)	Pd g/t	Pt g/t	Au g/t	Ni %	Cu %	Pd (000 oz)
INDICATED	8.628	6.29	0.419	0.395	0.136	0.110	1,745
INFERRED	3.322	5.70	0.352	0.233	0.095	0.074	609

1.
Prepared by Mr. Richard Routledge, M.Sc., P. Geo., Principal Geologist for Scott Wilson RPA, an independent Qualified Person within the meaning of NI 43-101. CIM definitions were followed for the estimation of Mineral Resources.

2.
The resource wireframe was constructed at a cut-off of 4 g/t Pd and a minimum five-metre horizontal mining width. Assays were capped at various levels depending on metal grade distributions. Resources were estimated to the 4070 mine level (-930 m elevation), a maximum depth of 1,430 metres.

This resource estimate was the basis used by P&E to establish the mining plan for the Offset Zone. The indicated resources which make up most of the mineral resources are located in the top and middle portion of the Offset Zone, while the inferred resources are located at depth. The resources used in the mining plan are subject to dilution and mining recovery factors, as indicated in the Scoping Study highlights table.

Upside Exploration Potential

The Scoping Study highlights that there is significant upside potential from continued exploration from the Offset Zone, which remains open in all directions.  In particular, there is potential to upgrade resources in the lower mine block and to extend the zone south where an additional lens of inferred resources was modeled.

North American Palladium – News Release
August 16, 2010: North American Palladium Releases Positive Scoping Study on the Offset Zone

The resource estimate used for the Scoping Study does not include the parallel Cowboy and Outlaw zones that were intersected in 2009, as there was insufficient drilling at that stage.  Management is confident that further drilling has a high probability of finding more resources close to the planned Offset Zone underground infrastructure.

Presently, two directional drills are located on surface and one underground testing the up-dip extension of the Offset Zone. The Company expects to add one or two additional underground drills later this quarter as the new underground ramp progresses toward the 4,700 level, which will enable infill and exploration drilling. At that time, the Company plans to extend the drill holes to the Cowboy Zone, located approximately 50 metres west of the Offset Zone, to increase data density and to update its resources in a future resource estimate.

Scoping Study Parameters

The Scoping Study includes detailed mine planning, capital and operating cost estimation, rock mechanics, metallurgical work and overall economic studies that are quite advanced.  The LDI mine has seen nearly continuous palladium production since 1993, first from the open pit, then since 2006 from the underground Roby Zone via a ramp.  Mining from the Roby Zone currently takes place at an average rate of 2,650 tonnes per day, and is processed at the mill which has a rated capacity of 15,000 tonnes per day.  Metallurgical studies and tests have shown the Offset ore to be similar to the Roby ore.

The estimated cost accuracy of the Scoping Study is +/-15%.  Considering the established infrastructure and long mining and milling history at LDI, the project risk is lower than a greenfield project.

Capital Expenditures

Capital expenditures prior to commercial production are estimated at $204.1 million. These costs include engineering studies, and excavation and construction of all Offset specific surface and underground infrastructure. It also includes contingencies of $24.6 million, averaging 13.7% over all categories.  The estimated capital expenditures include:

Capital Expenditures	Pre-Commercial Production (2010 – Q3 2012)
Definition Drilling	$7.0 M
Waste Development	$42.7 M
Surface, Shaft, and Service Facilities	$99.2 M
U/G Infrastructure Development & Construction	$3.4 M
Mining Equipment	$14.2 M
Surface Equipment	$0.2 M
Engineering	$2.5 M
Project Management	$10.3 M
Subtotal	$179.5 M
Contingency	$24.6 M
Total	$204.1 M

North American Palladium – News Release
August 16, 2010: North American Palladium Releases Positive Scoping Study on the Offset Zone

The proposed timing of the above capital expenditures is shown below:

Year	Pre-Commercial Production
2010	$35.4 M
2011	$116.7 M
2012 (Q1-Q3)	$52.0 M
Total	$204.1 M

Commercial production from the shaft is expected in the third quarter of 2012.  Capital expenditures for development post commercial production are estimated at $71.9 million, including contingencies of $7.2 million.  Sustaining capital expenditures are estimated at $7.9 million.

Operating Costs

The total average operating cost over the mine life is estimated at $43.27 per tonne, comprised of $25.53 per tonne for mining, $12.41 per tonne for processing, $3.33 per tonne for general and administration costs, and $2.00 per tonne for contingencies.  Life of mine cash costs are estimated at US$132 per ounce.

Mining

The planned mining method consists of a shrinkage blasthole stoping method called super shrinkage with sub-levels at nominal 65-metre intervals. Based on this method, stoping panels are 60 metres long and 10-metre rib pillars are left behind. Due to the rock conditions, no backfilling is anticipated. Mining recovery is expected to be better than 90% and mining dilution is expected to be 10% grading 3.0 g/t Pd.  The mine plan incorporates a footwall ramp, a production shaft, and a ventilation raise.

The Scoping Study includes the pre-production mining of 800,000 tonnes from the top of the Offset Zone at a lower rate while commercial production is being developed from the 4,550 and 4,225 levels.

The ore also contains platinum, gold, copper, and nickel. Over the life of the mine, based on current resources, it is expected to produce 97,000 oz Pt, 85,000 oz Au, 17.3 million lbs Cu, and 8.5 million lbs Ni. These by-product metals are included in the financial analysis.  The Scoping Study production schedule per year is outlined below:

Production	Year	Tonnes Milled (000’s)	Average Diluted Grade (g/t Pd)	Pd Oz. Production (000’s)	Cash Cost US$/oz.
Pre-Commercial production	2010	68	6.2	10	403
	2011	485	6.6	78	250
Production @ 3,500 tpd	2012[1]	1,264	6.1	189	254
	2013	1,728	6.0	256	143
Production @ 5,500 tpd	2014[2]	2,000	5.9	288	149
	2015	2,000	5.7	278	104
	2016	2,000	5.7	281	59
	2017	1,771	5.3	232	68
	LOM	11,300	5.8	1,613	132

1. Commercial production at 3,500 tpd is expected in the third quarter of 2012.
2. Production at 5,500 tpd is expected in the fourth quarter of 2014.

North American Palladium – News Release
August 16, 2010: North American Palladium Releases Positive Scoping Study on the Offset Zone

Mineral Processing

The Offset ore will be processed at the LDI mill. No material changes are required.  The Roby Zone ore is currently being mined and milled with palladium recoveries approaching 82%. Modifications to the grinding circuit are being made and management is confident that recoveries of 84% can be achieved.

XPS has recently completed a metallurgical study on both Roby and Offset ore, which has shown that both ores are compatible and may be processed together. It has also shown that a palladium recovery of 86% may be achieved. An 82% palladium recovery was used for the Scoping Study.

Workforce

Management estimates that the required workforce for the Offset Zone mining, processing, surface facilities and general and administration would total approximately 250 employees, including supervision, engineering and geology staff, as well as contractor employees in mine development and other services.

Assumptions for the Base Case Financial Model

The Scoping Study base case assumes a US$450 per ounce palladium price and approximate current market prices for the by-product metals (US$1,533 per oz Pt, US$1,200 per oz Au, US$3.00 per lb Cu, and $8.80 per lb Ni.). A Canadian to US dollar exchange rate of 1.05 was used.  All metal prices and costs are stated in constant 2010 dollars for the life of the mine.

Project Economics

The base case model in the Scoping Study shows a pre-tax internal rate of return (IRR) of 16.7%.  The table below outlines the sensitivity of project economics to various palladium price scenarios:

Palladium Price US$/oz	IRR (%) (pre-tax)	NPV at 0% discount (C$ Millions)	NPV at 5% discount (C$ Millions)
$400	11.7	176	77
$450 (Base)	16.7	256	138
$500	21.6	337	198

This Scoping Study shows that the Offset deposit provides strong potential returns at current metal prices.  Due to the availability of tax loss carryforwards and unclaimed capital cost pools, the impact on the after-tax rate of return is insignificant.  Based on the base case model, the IRR post-tax would be 16.0%.

NAP utilizes independent industry sources for metal pricing forecasts and industry outlooks.  One such industry source is CPM Group, whose commodities market research group is recognized worldwide as an authority in PGM markets and supply and demand fundamentals.  Using CPM Group’s average palladium price projection of US$588 per ounce (in constant dollars) over the 8-year mine life yields a pre-tax undiscounted cash flow of $479 million, IRR of 29.8%, pre-tax NPV at a 5% discount rate of $305 million and a 33-month payback period.

North American Palladium – News Release
August 16, 2010: North American Palladium Releases Positive Scoping Study on the Offset Zone

Conference Call

Management will host a conference call and a live webcast for analysts and investors on Tuesday, August 17, 2010 at 10:00 a.m. ET to discuss the results from the Scoping Study. The details for the conference call and webcast are as follows:

Date:	Tuesday, August 17, 2010
Time:	10:00 a.m. ET
Webcast:	www.nap.com
Dial in:	416-695-6623 or 1-800-565-0813
Replay:	416-695-5800 or 1-800-408-3053
Replay Passcode:	2616336

The conference call replay will be available until August 31, 2010. An archived audio webcast of the call will also be posted to NAP’s website.

Technical Information and Qualified Person

The Scoping Study was prepared under the supervision of Malcolm Buck, P.Eng., of P&E and Richard Routledge, M.Sc., P.Geo., Principal Geologist for Scott Wilson RPA, who are Qualified Persons as defined by National Instrument 43-101.  The news release was prepared under the supervision of Michel Bouchard, P.Geo., Vice President, Exploration and Development for NAP, who is a Qualified Person as defined by National Instrument 43-101.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  This Scoping Study is preliminary in nature and includes measured, indicated and inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable such resources to be categorized as mineral reserves.  There is no certainty that the preliminary economic assessment will be realized.

The full Scoping Study report will be filed with the regulators and made available on the Company’s website within the next 30 days.  A corporate presentation summarizing the results of the report is currently available at www.nap.com.

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold in mining-friendly jurisdictions. Lac des Iles, the Company’s flagship mine, is one of North America’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing a significant exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL.

North American Palladium – News Release
August 16, 2010: North American Palladium Releases Positive Scoping Study on the Offset Zone

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7971 Ext. 226
Email: camilla@nap.com

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This press release uses the terms “Measured”, “Indicated” and/or “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute forward-looking statements within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates, factors, and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. These factors may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. The forward-looking statements are not guarantees of future performance.  For more details on these estimates, risks, factors, and assumptions, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company cautions the reader that the Offset Zone preliminary economic assessment (“PEA”) has been prepared by third parties and is based on a number of assumptions, any one of which, if incorrect, could materially change the projected outcome discussed in this presentation. In addition, there can be no assurance that the Company’s Lac des Iles or Sleeping Giant mines will operate as anticipated or that other properties can be successfully developed. Management expectations for development of the Offset Zone may change based on the results of the PEA. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements. Additionally, the forward-looking statements contained herein are presented solely for the purpose of conveying management’s expectations or estimates of future performance and may not be appropriate for other purposes.

North American Palladium – News Release
August 16, 2010: North American Palladium Releases Positive Scoping Study on the Offset Zone